SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ISOTIS S.A. (Exact name of registrant as specified in its charter)

18-20 Avenue de Sévelin, 1004, Lausanne Switzerland (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___x___	Form 40-F_______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_______	No___x___

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 14, 2004 IsoTis S.A.

By	/s/ Pieter Wolters Name: Pieter Wolters Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: IsoTis Announces Q1 2004 Results dated May 11, 2004

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IsoTis Announces 22% First Quarter Orthobiologics Sales Growth, and Intention to Consolidate Facilities

LAUSANNE, Switzerland, IRVINE, CA, USA, BILTHOVEN, The Netherlands - May 11, 2004 - IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today reported a 22% increase in orthobiologics sales of $6.5 million for the first quarter of fiscal 2004, compared to pro-forma orthobiologics sales of $5.3 million for the first quarter of 2003.

Orthobiologics Sales Analysis
North American sales increased 17% to $5.4 million from pro-forma first quarter 2003 sales of $4.6 million, as a result of the strong performance of IsoTis’ high-end natural bone products, Accell DBM100 and Connexus, which together accounted for more than one third of sales. International sales increased 56% to $1.1 million from pro-forma first quarter 2003 sales of $0.7 million, as a result of the ongoing development of the company’s distribution network, and favorable international acceptance of the company’s DBM products.

Operational Consolidation
The Company currently maintains production and R&D activities at its facilities in Irvine (California, USA), Bilthoven (The Netherlands) and Lausanne (Switzerland). Mid to long-term research programs are conducted at the IsoTis/Twente Research Institute, formed in 2003 as a joint venture with the Biomaterials department at Twente University. In an effort to further improve operational, as well as product development efficiencies, IsoTis intends to implement three organizational changes in the course of 2004:
•	Concentrate all production and near-term product development at its US facility in Irvine (California);
•	Strengthen mid/long-term research through an increased allocation of resources to the IsoTis/Twente Research Institute;
•	Relocate the Swiss-based corporate headquarters to more a suitable office space in Lausanne.

After the technology and production transfers, the Netherlands’ operational activities are expected to be phased out by late 2004. A sub-tenant has already agreed to take over the entire Lausanne facility and equipment leases by July, 2004. These changes are expected to result in several millions of dollars in annual cost savings, while considerably improving internal efficiencies.

Jacques Essinger, Chief Executive Officer and President US of IsoTis Orthobiologics, said: “We are pleased to deliver the anticipated top line growth for the second consecutive quarter, both in North America and internationally. We will continue to execute our previously communicated business strategy, which prioritizes top-line growth in 2004 and a positive bottom-line in 2005. The planned consolidation effort will help us to increase efficiencies and speed up product development, while substantially lowering our cost base.”

Results Comparison
The IsoTis/GenSci merger was consummated on October 27, 2003, and total revenue of $6.6 million for the first quarter of 2004 reflects the first full quarter of activity for the combined companies. Total revenue for IsoTis has increased 766% from the $0.8 million recorded in the first quarter of 2003. The operating loss for the first quarter of 2004 was $5.2 million as compared to a loss of $6.3 million in the first quarter of 2003. The EBITDA result for the first quarter of 2004 is a loss of approximately $3.8 million as compared to a loss of approximately $5.8 million in the same period of 2003. The net loss for the first quarter was $3.2 million which included $2 million in foreign exchange gains, partially reversing prior quarter losses. The net loss for the first quarter of 2003 was $6.2 million.

Outlook
Management reiterates its expectation that 2004 revenues will exceed $30 million and that IsoTis will become cash-flow positive and profitable during the course of 2005, based on targeted revenues exceeding $50 million. However, today’s announcement of a further consolidation of operations is expected to negatively impact the previous guidance for the current fiscal year ( EBITDA loss of under $10 million from continuing operations) due to a one time charge of several million dollars, to be taken in Q2 as reorganization cost.

Conference Call
The Company will conduct a conference call for financial analysts at 4 p.m. CET (10 a.m. EST; 7 a.m. PST), today. Access to live audiocast via the IsoTis website at www.isotis.com. To participate in the conference call, dial: +41 91 610 5600 (Europe); +44 20 7107 0611 (UK); +1 866 291 4166 (toll free dial in US/Canada). An audio stream of the conference call will also be available on IsoTis’ website from May 11 through July 9, 2004.

IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology company, and IsoTis SA, a Swiss-Dutch biomedical company. The company operates out of its corporate headquarters in Lausanne, Switzerland, and its facilities in Bilthoven, The Netherlands and in Irvine, California, US. IsoTis OrthoBiologics has approximately 150 employees, a product portfolio with 6 orthobiology products on the market and 15 others in development, pro-forma product sales of US$24 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence.

The field of orthobiologics combines advances in biotechnology, materials sciences and tissue biology to promote and enhance the body’s natural ability to regenerate and repair musculoskeletal tissue. The company is a dedicated and global orthobiologics player focused on the market of orthopaedics and bone graft substitutes. IsoTis is developing a broad presence in both “natural” demineralized bone matrix (DBM) products and “synthetic” bone graft substitutes, carrier technologies and biologically-based growth factors. Orthobiologics is the fastest growing segment of the US$14 billion orthopedics market. For additional information on IsoTis Orthobiologics, its products, and the orthobiologics market, please visit the company’s website and investor center at www.isotis.com .

For information contact:
Hans Herklots		Louis G. Plourde
Tel:	+41(0)21 620 6011	Tel:	+ (800) 561-2955 (North America)
Fax:	+41 (0)21 620 6060		+ (514) 277-5984
E-mail: investor.relations@isotis.com		E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

IsoTis S.A. US Dollars – Unaudited Consolidated Statements of Operations	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003

Revenues
Product sales	6,590,615	619,391
Government grants	25,095	125,350
Research and development contracts	-	19,271

Total revenues	6,615,710	764,012

Costs and expenses
Costs of sales	2,816,541	221,521
Research and development	2,832,242	4,274,736
Marketing and selling	2,835,201	982,590
General and administrative	3,367,539	1,545,374

Total operating expenses	11,851,523	7,024,221

Loss from operations	(5,235,812)	(6,260,209)

Interest income	144,073	444,327
Foreign exchange gain on cash deposits	967,042	-
foreign exchange gain on intercompany account	1,006,927	-
Interest expense and other	(79,396)	(22,624)

Net loss before taxes, minority interest
and extraordinary item	(3,197,167)	(5,838,506)
Minority interest	-	75,842

Net loss from continuing operations	(3,197,167)	(5,762,664)
Net loss from discontinued operations	-	(425,030)

Net loss before extraordinary item	(3,197,167)	(6,187,694)
Extraordinary gain from negative goodwill	-	-

Net loss	(3,197,167)	(6,187,694)

Basic and diluted net loss per share
Continuing operations	($0.05)	($0.14)
Discontinued operations	$0.00	($0.01)
Extraordinary item	$0.00	$0.00

Net loss per share	($0.05)	($0.15)

Weighted average ordinary shares outstanding	69,578,753	41,221,761

IsoTis S.A. US Dollars - Unaudited Consolidated Balance Sheets	March 31, 2004	December 31, 2003

Assets
Current assets:
Cash and cash equivalents	44,476,454	50,104,682
Restricted Cash	1,613,121	1,629,802
Trade receivables, net	4,438,274	3,588,780
Inventories	7,287,463	6,366,588
Unbilled receivables	962,293	1,732,402
Value added tax receivable	206,257	476,651
Prepaid expenses and other current assets	1,565,331	1,073,284

Total current assets	60,549,193	63,972,189

Non-current assets:
Restricted Cash	6,202,658	6,519,385
Property, plant and equipment, net	4,397,854	5,113,851
Goodwill	16,383,069	16,383,069
Intangible assets, net	22,702,084	23,134,485

Total non-current assets	49,685,665	52,150,790

Total assets	110,234,858	116,122,979

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	4,628,067	4,007,873
Accrued liabilities	6,224,548	7,391,026
Current portion of capital lease obligations	442,587	631,783
Current portion of interest-bearing loans and borrowings	6,075,414	6,213,502

Total current liabilities	17,370,616	18,244,184

Non-current liabilities:
Capital lease obligations	-	36,140
Interest-bearing loans and borrowings	3,749,998	4,079,341

Total non-current liabilities	3,749,998	4,115,481

Total shareholders’ equity	89,114,244	93,763,314

Total liabilities and shareholders’ equity	110,234,858	116,122,979

IsoTis S.A. US Dollars - Unaudited Consolidated Statements of Cash Flows	Three Months Ended March 31, 2004

Cash flows from operating activities
Net loss	(3,197,167)
Adjustments to reconcile net loss to net cash used in operating activities (net of effect of business combination):
Depreciation and amortization	1,470,778
Change in operating assets and liabilities:
Inventories	(947,517)
Trade receivables	(894,541)
Other current assets	373,735
Trade and other payables	(340,937)

Net cash flows used in operating activities	(3,535,649)

Cash flows from investing activities
Purchase of intangible assets	(430,411)
Purchase of property, plant and equipment	(37,055)
Decrease in restricted cash	250,000

Net cash flows provided by (used in) investing activities	(217,466)

Cash flow from financing activities
Repayments of interest-bearing loans and borrowings	(532,978)

Net cash provided by (used in) financing activities	(532,978)

Gain (loss) on cash held in foreign currency	(1,342,135)

Net increase (decrease) in cash and cash equivalents	(5,628,228)
Cash and cash equivalents at the beginning of the quarter	50,104,682

Cash and cash equivalents at the end of the quarter	44,476,454

Proforma Sales Analysis for the Combined Companies:

IsoTis S.A. US Dollars - Unaudited Consolidated Statements of Operations	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Q1 2004 vs. Q1 2003 Variance Analysis
			$	%

Revenues
Product sales - OrthoBiologic	6,470,057	5,308,761	1,161,296	22%
Product sales - Other	120,557	336,080	(215,523)	-64%
Government grants	25,095	125,350	(100,255)	-80%
Research and development contracts	0	19,271	(19,271)	-100%

Total revenues	6,615,710	5,789,463	826,247	14%

Product sales - OrthoBiologic
North America	5,391,934	4,619,082	772,852	17%
Europe and other International	1,078,124	689,679	388,445	56%

	6,470,057	5,308,761	1,161,296	22%